Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – November 8, 2011

BAYTEX TO PRESENT AT THE BANK OF AMERICA MERRILL LYNCH 2011 GLOBAL ENERGY CONFERENCE

CALGARY, ALBERTA (November 8, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the Bank of America Merrill Lynch 2011 Global Energy Conference on Wednesday, November 16, 2011 at 2:50pm EST (12:50pm MST) in Miami, Florida. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.veracast.com/webcasts/baml/energy2011/id29693960.cfm

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca